UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                               KOGER EQUITY, INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    500228101
                                -----------------
                                 (CUSIP Number)

                               Louis Vitali, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                             New York New York 10022
                                 (212) 872-1000
                --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2001
                      --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13D
CUSIP No. 500228101                                            Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially          8         Shared Voting Power
         Owned By                              0
           Each               9         Sole Dispositive Power
        Reporting                              0
          Person              10        Shared Dispositive Power
           With                                0



11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D
CUSIP No. 500228101                                            Page 3 of 6 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO REAL ESTATE ADVISORS II, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially          8         Shared Voting Power
         Owned By                              0
           Each               9         Sole Dispositive Power
        Reporting                              0
          Person              10        Shared Dispositive Power
           With                                0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D
CUSIP No. 500228101                                            Page 4 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  AREIF II REALTY TRUST, INC.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Maryland

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially          8         Shared Voting Power
         Owned By                              0
           Each               9         Sole Dispositive Power
        Reporting                              0
          Person              10        Shared Dispositive Power
           With                                0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person (See Instructions)

                  CO

                                                               Page 5 of 6 Pages


         This  Amendment  No. 9 on  Schedule  13D  amends  and  supplements  the
Schedule 13D, dated June 25, 1996; as amended by Amendment No. 1, dated August 15, 1996; Amendment No. 2, dated October 10, 1996; Amendment No. 3, dated October 31, 1996; Amendment No. 4, dated March 26, 1997; Amendment No. 5, dated April 28, 1997; Amendment No. 6, dated December 17, 1997; Amendment No. 7, dated December 17, 1997; and Amendment No. 8, dated August 23, 2001 (collectively, the "Initial Statement"), filed by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"), Apollo Real Estate Advisors II, L.P. ("AREA II") and AREIF II Realty Trust, Inc. ("Realty Trust"). AREIF II, AREA II and Realty Trust are sometimes collectively referred to herein as the "Reporting Persons." Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 1.  Security and Issuer.

         This statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of Koger Equity, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 433 Plaza Real, Suite 335, Boca Raton, Florida 33432.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of the date hereof, the Reporting Persons may not be deemed to beneficially own any shares of Common Stock.

         (c)  Except  as  described  in  Item  6  below,   there  have  been  no
transactions effected with respect to the Common Stock since October 15, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) Not applicable.

         (e) As of December 12, 2001, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         This Item 6 is hereby supplementally amended to include the following:

         On August 23, 2001, Realty Trust and the Company entered into a Purchase and Sale Agreement (the "Agreement"), a copy of which was previously filed as Exhibit 1 to the Schedule 13D Amendment No. 8 filed by the Reporting Persons on August 27, 2001 and is incorporated herein by reference in response to this Item 6. Pursuant to the Agreement, on December 12, 2001, an affiliate of Realty Trust purchased from the Company and the Company sold to an affiliate of Realty Trust a portfolio of suburban office parks, consisting of 75 office buildings, and one retail center consisting of seven buildings, located in Alabama, Texas, North Carolina and South Carolina, for an aggregate price of approximately $303 million, including (a) approximately $207 million in cash;
(b) the 5,733,772 shares of Common Stock owned by Realty Trust; and (c) an indirect interest in such affiliate.

         On December 12, 2001, the transactions contemplated by the Agreement were consummated. As a result, the Reporting Persons no longer beneficially own any shares of Common Stock.

         The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the terms of the Agreement, which are incorporated herein by reference.

         Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     December 14, 2001        APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
                                   By:   Apollo Real Estate Advisors II, L.P.,
                                         its General Partner

                                   By: Apollo Real Estate Capital Advisors II, Inc., its General Partner


                                   By:  /s/ Michael D. Weiner
                                        ----------------------------------------
                                        Name:  Michael D. Weiner
                                        Title: Vice President

                                   APOLLO REAL ESTATE ADVISORS II, L.P.
                                   By: Apollo Real Estate Capital Advisors II, its General Partner

                                   By:  /s/ Michael D. Weiner
                                        ----------------------------------------
                                        Name:  Michael D. Weiner
                                        Title: Vice President

                                   AREIF II REALTY TRUST, INC.


                                   By:  /s/ Michael D. Weiner
                                        ----------------------------------------
                                        Name:  Michael D. Weiner
                                        Title: Vice President